United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signature Page

Vale concludes the acquisition of exploration assets in the African copperbelt
Rio de Janeiro, March 24, 2009 — Companhia Vale do Rio Doce (Vale) announces that it has successfully completed the previously announced transaction which creates a 50:50 joint venture between Vale and African Rainbow Minerals Limited (ARM) for the future development and operation of the assets of TEAL Exploration & Mining Incorporated (TEAL), enhancing Vale’s strategic growth options in the copper business in Africa.
The transaction involved a series of steps, through which Vale has acquired a 50% interest in TEAL’s subsidiaries for CAD$81 million, and TEAL has been taken private by ARM at a price of CAD$3.00 in cash per TEAL share. As a result of this transaction, TEAL’s assets will be directly or indirectly owned by a newly-created joint venture company owned by Vale and ARM (50:50).
TEAL’s trading on the Johannesburg Stock Exchange (JSE) was suspended at the opening of trading today and its common shares will be delisted from the JSE on April 3, 2009. An application to delist TEAL’s common shares has been filed with the Toronto Stock Exchange (TSX) and the delisting is expected to be effective shortly. An application is expected to be filed shortly to allow TEAL to cease to be a reporting issuer under applicable Canadian securities laws.
We expect this new joint venture to add significant value to our shareholders over the medium to long term, since it enhances our global copper growth platform and contributes to the diversification of our asset portfolio, providing simultaneously geographic diversification into a region with the highest potential for mineral exploration in the world, the African copperbelt.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 24, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations